UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                        Active Link Communications, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    203421508
        -----------------------------------------------------------------
                                 (CUSIP Number)



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                                      13G/A
CUSIP No. 203421580
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1.  NAME OF REPORTING PERSON                  S.S. OR I.R.S. IDENTIFICATION NO.

         Renaissance US Growth and Income Trust PLC              None - Foreign
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)     [  ]
         (b)     [  ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         England
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
5.  SOLE VOTING POWER
         1,569,166
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6.  SHARED VOTING POWER
         None
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7.  SOLE DISPOSITIVE POWER
         1,569,166
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8.  SHARED DISPOSITIVE POWER
         None
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,569,166
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES     [  ]
         Not Applicable
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.17%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
         IV
--------------------------------------------------------------------------------


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ITEM 1.
        (a) Name of Issuer
                Active Link Communications, Inc.                     ("Company")

        (b) Address of Issuer's principal Executive Offices
                7388 S. Revere Parkway, Suite 1000
                Englewood, CO  80112

ITEM 2.
        (a) Name of Person Filing
                Renaissance US Growth and Income Trust PLC             ("Filer")

        (b) Address of Issuer's principal Business Office or, if none, Residence 8080 N. Central Expressway, Suite 210, LB-59
                Dallas, TX  75206-1857

        (c) Citizenship
                England

        (d) Title of Class of Securities
                Common Stock

        (e) CUSIP Number
                None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)  -----  Broker or Dealer registered under Section 15 of the Act

        (b)  -----  Bank as defined in section 3(a)(6) of the Act

        (c)  -----  Insurance Company as defined in section 3(a)(19) or the Act

        (d)  -----  Investment  Company  registered   under  section  8  of  the
                    Investment Company Act

        (e)  -----  Investment Adviser  registered  under  section  203  of  the
                    Investment Advisers Act of 1940

        (f)  -----  Employee Benefit Plan, Pension Fund  which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)



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        (g)  -----  Parent   Holding   Company,   in  accordance  with   section
                    240.13d-1(b)(ii)(G) (Note:  See Item 7)

        (h)  -----  Group, in accordance with section 240.13d-1(b)(1I)(ii)(H)

Item 4.  Ownership.

         (a)  Amount Beneficially Owned:
         On November 8, 1999, the Filer owned a $500,000 8% Subordinated Convertible Promissory Note with a conversion price of $1.50 per share and warrants to purchase 200,000 shares of the Company's common stock at a price of $0.60 per share on or before September 30, 2004. On October 17, 2000, the Filer purchased a $250,000 8% Subordinated Convertible Promissory Note with a conversion price of $1.50 per share. The notes are convertible within sixty days. On December 21, 2001, the filer was notified by the Company that the conversion price for both notes had been reset to $0.80 per share. On December 27, 2001, the Filer purchased a $233,333 12% Convertible Promissory Note with a conversion price of $0.80 per share and warrants to purchase 140,000 shares of the Company's common stock at a price of $0.80 per share. Thus, at December 31, 2001, the filer owned a total of 1,545,816 shares of the Company's common stock on a fully converted basis, using SEC rules and based on 20,325,818 shares of the Company's common stock that were outstanding as of November 30, 2001, as reported in the Company's Form 10-QSB for the quarterly period ended October 31, 2001. The Investment Manager is Renaissance Capital Group, Inc., which is also Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc. Renaissance Capital Growth & Income Fund III, Inc., also owns securities of Active Link Communications, Inc.

         (b)  Percent of Class  7.07%

         (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote:
                            1,545,816
               (ii)  shared power to vote or to direct the vote:
                            none
              (iii)  sole power to dispose or to direct the disposition of:
                            1,545,816
               (iv)  shared power to dispose or to direct the disposition of:
                            none

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable.
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Item 7.  Identification and  Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:    February 13, 2002   _______/S/____________________________________
                             Signature
                             Renaissance US Growth and Income Trust PLC
                             Renaissance Capital Group, Inc., Investment Manager
                             Russell Cleveland, President
                             [Name and Title]








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